MERITAGE HOSPITALITY GROUP INC.
3210 Eagle Run Drive NE, Suite 100
Grand Rapids, MI 49525
_________________
Telephone: (616) 776-2600
Facsimile: (616) 776-2776

June 16, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:      Meritage Hospitality Group Inc.
            Form 10-K for Fiscal Year Ended November 27, 2005
            Form 10-Q for Fiscal Quarter Ended February 26, 2006
            Commission File No. 001-12319

Dear Ladies and Gentlemen:

We have reviewed the Staff’s comments of June 2, 2006 directed to Meritage Hospitality Group Inc. (the “Company”), and have the following responses:

Form 10-K for the year ended November 27, 2005

Selected Financial Data, page 18

1.

Please revise future filings to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your selected financial data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Response: In future filings, any factors that have a material impact on the comparability of the data presented in the “Selected Financial Data” section will be presented within that section or cross-referenced to a related discussion thereof.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 31

2.

We note your disclosure that 66% of your debt is at fixed interest rates which limits financial instrument risk. In light of the $8 million of variable rate debt outstanding at November 28, 2005, please revise future filings to include separate quantitative information relative to interest rate risk using one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

Response: In future filings, we will include quantitative information using one of the three alternatives set forth in Item 305 of Regulation S-K on the impact that changes in interest rates on variable rate indebtedness would have on operations.

Statements of Cash Flows, page F-9

3.

We note that in fiscal years 2003, 2004 and 2005 you incurred compensation expense which was paid by issuance of common stock. Please explain to us, and disclose in future filings, the nature of these transactions including how you valued the shares issued in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Response: “Compensation paid by issuance of common stock” represents stock awards granted as consideration primarily to our Board of Directors (under the Amended 1999 Directors Compensation Plan) and also to certain advisors or employees (under the Amended 2002 Management Equity Incentive Plan). The fair market value of the stock award is established pursuant to the respective plan agreements. Under the Director Compensation Plan, meeting fees are paid quarterly to directors in common shares at fair market value which is computed by averaging the closing prices for a common share on the American Stock Exchange for the five trading days prior to the end of each quarter. Under the Management Equity Incentive Plan, the fair market value of any stock award is computed by using the closing price for a common share on the American Stock Exchange as of the grant date.

In future filings, we propose to utilize substantially the above explanation when describing the nature of these transactions and the method used to value the common stock.

Notes to the Financial Statements

Note A. Nature of Business and Significant Accounting Policies

— Franchise Agreement Costs, page F-13

4.

We note that you capitalize franchise agreement costs and amortize the costs over the term of the agreement. In this regard, please explain to us and revise future filings to disclose, the nature of the capitalized costs.

Response: “Franchise Agreement Costs” represent the fees initially paid to our franchisors when opening a store for the right to use their proprietary rights (e.g., trade names, trademarks, logos and other proprietary marks).

In future filings, we propose to utilize substantially the above explanation when describing the nature of these capitalized costs.

— Unearned Vendor Allowances, page F-14

5.

We note your disclosure that up-front consideration received from vendors linked to future purchases is initially deferred and then recognized as earned income as the purchases occur over the term of the vendor arrangement in accordance with EITF 02-16. In future filings, please revise your disclosure to clarify that the amounts are recognized as a reduction to cost of sales.

Response: Currently, the last sentence of the “Unearned Vendor Allowances” section notes that “marketing and conversion funds ... are being recognized as a reduction to cost of food and beverages as the gallons of syrup are purchased.” To further clarify our accounting treatment, we propose to modify future filings by utilizing substantially the following explanation:

The Company has entered into long-term agreements with its beverage suppliers. The agreements require the Company to purchase 1,948,000 gallons of fountain beverage syrup from the suppliers over the terms of the agreements for $4,948,000 in marketing and conversion funds which were paid at the outset of the agreements. The Company accounts for these marketing and conversion funds in accordance with EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, whereby up-front consideration received from vendors and linked to future purchases is initially deferred, and then recognized as a reduction to the cost of food and beverages as the purchases occur over the term of the arrangements.

— Stock-Based Compensation, Pages F-14

6.

We note your disclosure that the stock based compensation expense determined under the fair value based method has not been presented net of tax because to do so would create a deferred tax asset which would require an offsetting valuation allowance. In future filings, please disclose the amount of the tax effects that would have been recognized in the income statement if the fair value based method had been applied to all awards.

Response: In future filings, we will disclose the tax effects that would have been recognized in the income statement if the fair value method had been applied to all stock-based compensation awards.

Note L. Stock Option Plans, page F-26

7.

We note your disclosure that on October 25, 2005 you accelerated the vesting of all outstanding and unvested employee stock options. Please tell us, and disclose in future filings, the reasons for modifying the option terms. See SAB Topic 14K.

Response: Because of the adoption of Statement of Financial Accounting Standards No. 123R (as amended), the Company was faced with no longer being able to account for share-based payments using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” after fiscal year 2005, and would instead be required to recognize compensation expense using a fair-value based method for costs related to share-based payments, including stock options. The prior stock option awards granted by the Company to employees were granted with the intent that the accounting standards then in place would not undergo material changes. Therefore, the Company accelerated the vesting of employee stock options in advance of the implementation of FAS123(R) to avoid the negative effect of recognizing compensation expense under Statement of Financial Accounting Standards No. 123R.

In future filings, we propose to utilize substantially the above explanation when describing the reasons for modifying the option terms.

Note M. Guarantees, Commitments and Contingencies, Page F-29

8.

We note your disclosure that you are required to open a minimum of eleven additional O’Charley’s restaurants by July 2010 and estimate the total cost to be $29 to $35 million. In this regard, please tell us, and disclose in future filings, the amount, if any, you would be required to pay O’Charley’s Inc. in the event that you do not open the minimum amount of restaurants required in the agreement. Also, revise MD&A as appropriate.

Response: If the Company does not open the minimum number of franchised restaurants in accordance with the O’Charley’s development agreement, O’Charley’s Inc. could declare a default which, if not cured, may allow O’Charley’s Inc. to modify or terminate the development agreement. In the event of termination of the development agreement, there are no quantifiable future monetary obligations to O’Charley’s Inc. other than to reimburse expenditures related to identified prospective sites that were not developed.

In future filings, we propose to utilize substantially the above explanation when describing what the Company would be required to pay in the event that the minimum number of restaurants are not opened.

Note N. Common Stock, Warrants and Series B Convertible Cumulative Preferred Stock, page F-29

9.

We note that in December 2003 you issued 416,666 Units which included Class A and Class B Warrants. In future filings, please include disclosure of the number of warrants outstanding as of the most recent balance sheet date, the title and aggregate amount of securities called for by the warrants outstanding, the period during which warrants or rights are exercisable, and the related exercise price.

Response: In future filings, we will include the requested information.

Note P. Quarterly Financial Data (Unaudited), page F-31.

10.

In future filings, please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response: In future filings, we will discuss any unusual or infrequent items that impact our quarterly results in the “Quarterly Financial Data” footnote or it will be cross-referenced to the appropriate sections of the MD&A.

Form 10-Q for the quarter ended February 26, 2006

Note B. Stock-Based Compensation

11.

We note that you adopted SFAS 123(R) during the first quarter of fiscal year 2006. For the period in which this statement was adopted, SFAS 123(R) requires certain disclosures. In this regard, you are reminded to revise your Form 10-K for fiscal year 2006, to include disclosure of the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. In addition, for awards under share-based payment arrangements with employees that are accounted for under the intrinsic value method of APB 25 for any reporting period for which an income statement is presented, please provide the tabular presentation of the pro forma information that was required by paragraph 45 of Statement 123 for all those periods.

Response: Our fiscal 2006 Form 10-K and other applicable future filings will contain the disclosures required by SFAS 123.

Management’s Discussion and Analysis

— Results of Operations

12.

We note your disclosure that the allocation of corporate level general and administrative expenses for both the Wendy’s and O’Charley’s segment is consistent with the prior year amounts. However, this allocation method appears to be a change from prior year in which the corporate G&A allocation was made only to the Wendy’s segment. Please revise future filings to disclose the nature of the change from the prior period and the effect, if any, of those changes on the measure of segment profit or loss. See paragraph 31(d) of SFAS No. 131.

Response: In future filings, we will revise our disclosure to clarify the allocation of corporate level general and administrative expenses for both the Wendy’s and O’Charley’s segments, including the nature of the change from the prior period and the effect of those changes on the measure of segment profit or loss.

As requested in your letter, we acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact our offices with any further questions or comments. Thank you.

Very truly yours,

/s/ Gary A. Rose

Gary A. Rose
Vice President & Chief Financial Officer

GAR/bkf

cc:  Gary P. Kreider, Esquire
       Kelly E. Springer, Plante & Moran
        Robert E. Schermer, Jr.
       James R. Saalfeld
       James P. Bishop

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